UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

AMERICAN WELL CORPORATION

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

03044L105

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Allianz SE

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Germany
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 11,342,707 Shares

	6	Shared Voting Power 0

	7	Sole Dispositive Power 11,342,707 Shares

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 11,342,707 Shares (1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 5.7% (2)

12	Type of Reporting Person FI

(1)       Represents shares of Class A Common Stock held on December 31, 2020 by Allianz Strategic Investments SARL (“ASI”). ASI is wholly owned by Allianz Finance II Luxembourg SARL (“AFL”). AFL is wholly owned by the reporting person Allianz SE (“SE”). SE is the ultimate parent entity of ASI and has sole voting and dispositive power with respect to the shares held by ASI.

(2)       This percentage is calculated based on 200,751,168 shares of Class A Common Stock outstanding as of December 31, 2020, as reported in the Issuer’s Registration Statement on Form S-1 filed on January 12, 2021.

Item 1(a).	Name of Issuer: American Well Corporation
Item 1(b).	Address of Issuer’s Principal Executive Offices: 75 State Street, 26th Floor Boston, MA 02109

Item 2(a).	Names of Persons Filing: Allianz SE
Item 2(b).	Address of Principal Business Office, or, if none, Residence: Koeniginstrasse 28, 80802 Munich, Germany
Item 2(c).	Citizenship: Germany

Item 2(d).	Title of Class of Securities: Class A Common Stock
Item 2(e).	CUSIP No.: 03044L105

Item 3.	Not Applicable.

Item 4.	Ownership
The information requested is set forth in items 5 through 9 and 11 of the cover page to this Schedule 13G. Ownership is stated as of December 31, 2020. The percentage in item 11 is calculated based on 200,751,168 shares of Class A Common Stock outstanding as of December 31, 2020, as reported in the Issuer’s Registration Statement on Form S-1 filed on January 12, 2021.

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certifications
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2021

Allianz SE

By:	/s/ Michael Sieburg
Name:	Michael Sieburg
Title:	Senior Compliance officer

By:	/s/ Dr. Petra Maerkl
Name:	Dr. Petra Maerkl
Title:	Authorized Officer